Issuer Free Writing Prospectus dated December 2, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated December 2, 2019

Registration Statement No. 333-234719

This free writing prospectus relates to the Class A common shares of XP Inc. (“XP” or the “Company”) and should be read together with the preliminary prospectus dated December 2, 2019 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form F-1 (File No. 333-234719) relating to the offering of such securities. Amendment No. 2  may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1787425/000119312519303714/d829388df1a.htm

XP Inc. Announces Launch of Initial Public Offering

December 2, 2019 — XP Inc. today announced that it has launched its initial public offering of 72,510,641 of its Class A common shares, 42,553,192 of which are being offered by the Company and 29,957,449 of which are being offered by certain selling shareholders (the “Offering”) pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). In connection with the Offering, the selling shareholders intend to grant the underwriters the option to purchase up to 10,876,596 additional Class A common shares. The estimated price range for the Offering is US$22.00 to US$25.00 per Class A common share. XP has applied to list its Class A common shares on the Nasdaq Global Select Market under the ticker symbol “XP.”

XP selected Nasdaq as its listing venue because it is recognized for bringing together the world’s leading technology companies. An initial public offering in the United States allows XP to adopt a super voting structure, which is essential for the XP Controle Participações S.A. (“XP Controle”) partnership to keep control of XP, ensuring its continued independence as a public company and aligning XP Controle’s interests with XP’s millions of current and future customers. A U.S. listing requires XP to comply with higher governance standards and provides investors and clients with greater transparency of XP’s business. By accessing new markets and strengthening its capital structure, XP continues to strengthen its core mission: to democratize millions of Brazilians’ access to the best financial products and services, always guided by full transparency and focus on its customers’ needs.

Goldman Sachs & Co. LLC, J.P. Morgan, Morgan Stanley, XP Investments and Itaú BBA are acting as Global Coordinators in this Offering, and Goldman Sachs & Co. LLC, J.P. Morgan, Morgan Stanley, XP Investments, Itaú BBA, BofA Securities, Citigroup, Credit Suisse and UBS Investment Bank are collectively acting as Joint Bookrunners of this Offering.

The Offering will be made only by means of a prospectus. Copies of the preliminary prospectus related to the Offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; XP Investments, Tower 45, 55 West 46th Street, 30th Floor, New York, New York 10036; Itaú BBA, 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204; Credit Suisse, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, New York 10010, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com; or UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275 or by emailing ol-prospectusrequest@ubs.com.

A registration statement on Form F-1 relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Contact

Investor Relations

IR@xpi.com.br